UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

BONTAN CORPORATION INC.
(Name of Issuer)

Common Shares without par value
(Title of Class of Securities)

09852M101
(CUSIP Number)

Pinetree Capital Ltd.
The Exchange Tower
130 King Street West, Suite 2500
Toronto, Ontario, Canada
 M5X 1A9
Telephone: (416) 941-9600
Attention: Gerry Feldman
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Ralph W. Norton, Esq.
Davis & Gilbert LLP
1740 Broadway
New York, New York 10019
(212) 468-4800

April 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 pages

CUSIP No. 09852M101

1		names of reporting persons Pinetree Resource partnership
2		check the appropriate box if a member of a group (See Instructions) (a) (b)
3		sec use only
4		source of funds (See Instructions) WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6		citizenship or place of organization ONTARIO, CANADA
	7	sole voting power 0 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 10,000,000 (See Items 2 and 5)
	9	sole dispositive power 0 (See items 2and 5)
	10	shared dispositive power 10,000,000 (See Items 2 and 5)
11		aggregate amount beneficially owned by each reporting person 10,000,000 (See Items 2 and 5)
12		check if the aggregate amount in row (11) excludes certain shares
13		percent of class represented by amount in row (11) 11.9% (See items 2 and 5)
14		type of reporting person (See Instructions) PN

Page 2 of 13 pages

CUSIP No. 09852M101

1		names of reporting persons Pinetree capital investment corp.
2		check the appropriate box if a member of a group (See Instructions) (a) (b)
3		sec use only
4		source of funds (See Instructions) WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6		citizenship or place of organization ONTARIO, CANADA
	7	sole voting power 0 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 10,000,000 (See Items 2 and 5)
	9	sole dispositive power 0 (See Items 2 and 5)
	10	shared dispositive power 10,000,000 (See Items 2and 5)
11		aggregate amount beneficially owned by each reporting person 10,000,000 (See Items 2 and 5)
12		check if the aggregate amount in row (11) excludes certain shares
13		percent of class represented by amount in row (11) 11.9% (See item 5)
14		type of reporting person (See Instructions) Co

Page 3 of 13 pages

CUSIP No. 09852M101

1		names of reporting persons Emerald Capital Corp.
2		check the appropriate box if a member of a group (See Instructions) (a) (b)
3		sec use only
4		source of funds (See Instructions) WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6		citizenship or place of organization ALBERTA, CANADA
	7	sole voting power 0 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 10,000,000 (See Items 2 and 5)
	9	sole dispositive power 0 (See Items 2 and 5)
	10	shared dispositive power 10,000,000 (See Items 2and 5)
11		aggregate amount beneficially owned by each reporting person 10,000,000 (See Items 2 and 5)
12		check if the aggregate amount in row (11) excludes certain shares
13		percent of class represented by amount in row (11) 11.9% (See item 5)
14		type of reporting person (See Instructions) Co

Page 4 of 13 pages

CUSIP No. 09852M101

1		names of reporting persons Pinetree Capital Ltd.
2		check the appropriate box if a member of a group (See Instructions) (a) (b)
3		sec use only
4		source of funds (See Instructions) WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6		citizenship or place of organization ONTARIO, CANADA
	7	sole voting power 0 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 10,000,000 (See Items 2 and 5)
	9	sole dispositive power 0 (See Items 2 and 5)
	10	shared dispositive power 10,000,000 (See Items 2and 5)
11		aggregate amount beneficially owned by each reporting person 10,000,000 (See Items 2 and 5)
12		check if the aggregate amount in row (11) excludes certain shares
13		percent of class represented by amount in row (11) 11.9% (See item 5)
14		type of reporting person (See Instructions) Co

Page 5 of 13 pages

CUSIP No. 09852M101

1		names of reporting persons Sheldon Inwentash
2		check the appropriate box if a member of a group (See Instructions) (a) (b)
3		sec use only
4		source of funds (See Instructions) PF
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6		citizenship or place of organization CANADA
	7	sole voting power 6,218,010 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 10,000,000 (See Items 2 and 5)
	9	sole dispositive power 6,218,010 (See Items 2 and 5)
	10	shared dispositive power 10,000,000 (See Items 2and 5)
11		aggregate amount beneficially owned by each reporting person 16,218,010 (See Items 2 and 5)
12		check if the aggregate amount in row (11) excludes certain shares
13		percent of class represented by amount in row (11) 18.4% (See item 5)
14		type of reporting person (See Instructions) IN

Page 6 of 13 pages

This Amendment No. 6 (this "Amendment") amends the Statement on Schedule 13D filed on April 27, 2006 (the "Schedule 13D"), as previously amended by Amendment No. 1 thereto, filed on May 5, 2006, Amendment No. 2 thereto, filed on September 23, 2009, Amendment No. 3 thereto (on Schedule 13G), filed on November 25, 2009, Amendment No. 4 thereto (on Schedule 13G), filed on February 5, 2010, and Amendment No. 5 thereto, filed on April 12, 2010 (“Amendment No. 5”) by Pinetree Resource Partnership, Pinetree Capital Investment Corp., Emerald Capital Corp., Pinetree Capital Ltd. and Sheldon Inwentash. All capitalized terms used but not defined herein shall have the meanings assigned to them in Amendment No. 5. Except as provided herein the Schedule 13D (as previously amended) is unmodified.

Item 2.    Identity and Background.

(a)-(c)
This Schedule 13D is being filed by Pinetree Resource Partnership, a general partnership formed under the laws of Ontario (“Pinetree Resource”), and by Pinetree Capital Ltd. (“Pinetree Capital”), a corporation formed under the laws of the Province of Ontario, Canada.  This Schedule 13D is also being filed by Pinetree Capital Investment Corp., a corporation organized under the laws of Ontario, Canada (“PCIC”), and Emerald Capital Corp., a corporation formed under the laws of the Province of Alberta, Canada (“Emerald”).  PCIC holds 99.99% of the outstanding equity interests of Pinetree Resource and Emerald holds 0.01% of the outstanding equity interests of Pinetree Resource.  Pinetree Capital is the parent company and holds 100% of the outstanding capital stock of each of PCIC and Emerald.  The principal businesses of Pinetree Capital, Pinetree Resource, PCIC and Emerald are private investment.  This Schedule 13D is also being filed by Sheldon Inwentash (“Inwentash”).  Inwentash is the Chief Executive Officer of Pinetree Capital and President of PCIC and Emerald.

The address of the business and principal office of each of Pinetree Resource, Pinetree Capital, PCIC, Emerald and Inwentash is The Exchange Tower, 130 King Street West, Suite 2500, Toronto, Ontario M5X 1A9.

(d)
During the past five years, neither Pinetree Resource nor, to Pinetree Resource’s knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  During the past five years, neither Pinetree Capital nor, to Pinetree Capital’s knowledge, any of its executive officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  During the past five years, neither PCIC nor, to PCIC’s knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  During the past five years, neither Emerald nor, to Emerald’s knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  During the past five years, Inwentash has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Page 7 of 13 pages

(e)
During the past five years, neither Pinetree Resource nor, to Pinetree Resource’s knowledge, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  During the past five years, neither Pinetree Capital nor, to Pinetree Capital’s knowledge, any of its executive officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the past five years, neither PCIC nor, to PCIC’s knowledge, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.   During the past five years, neither Emerald nor, to Emerald’s knowledge, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  During the past five years, Inwentash has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
The name, citizenship, business address, principal business occupation or employment of each of the directors and executive officers of Pinetree Resource, Pinetree Capital, PCIC and Emerald are set forth on Annex A hereto.  Inwentash is a Canadian citizen.

Item 5.    Interest in Securities of the Issuer.

(a)
As of the date hereof, Pinetree Resource is deemed to beneficially own an aggregate of 10,000,000 Common Shares (the “PR Shares”), representing approximately 11.9% of the number of Common Shares outstanding.  The PR Shares include 2,000,000 Common Shares issuable upon exercise of warrants at a price of $0.20 per share expiring March 31, 2014, 2,500,000 Common Shares issuable upon exercise of warrants at a price of $0.35 per share expiring January 29, 2015, and 1,500,000 Common Shares issuable upon exercise of warrants at a price of $0.35 per share expiring March 29, 2015.  As of the date hereof, Inwentash is deemed to beneficially own an aggregate of 16,218,010 Common Shares, representing approximately 18.4% of the number of Common Shares outstanding.  This amount includes the PR Shares and 6,218,010 Common Shares that Inwentash owns directly (the “Inwentash Shares”).  The Inwentash Shares include 1,000,000 Common Shares issuable upon exercise of warrants at a price of $0.20 per share expiring March 31, 2014, 2,000,000 Common Shares issuable upon exercise of warrants at a price of $0.35 per share expiring January 29, 2015, and 1,000,000 Common Shares issuable upon exercise of warrants at a price of $0.35 per share expiring March 29, 2015.  According to a report on Form 6-K filed by the Company on September 22, 2010, the Company issued 12,700,000 Common Shares on April 30, 2010, and had a total of 78,314,076 Common Shares outstanding on June 30, 2010.

(b)
By virtue of Pinetree Resource’s direct ownership of the PR Shares and Pinetree Capital, PCIC and Emerald’s ownership and control of Pinetree Resource, Pinetree Capital, PCIC, Emerald and Pinetree Resource may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the PR Shares.

Inwentash has sole power to direct the vote and to direct the disposition of the Inwentash Shares.  By virtue of his position as Chief Executive Officer of Pinetree Capital, Inwentash may be deemed to have shared power to vote the PR Shares.  Inwentash disclaims beneficial ownership of the PR Shares.

Page 8 of 13 pages

(c)
Pinetree Resource did not effect any transactions in the Company’s securities within the past 60 days.

Inwentash effected the following transactions in the Company’s securities within the past 60 days:

	Date	Securities Sold	Price per Unit	Nature of Transaction
	September 24, 2010	229,102	$0.197	Open market sale
	September 27, 2010	555,888	$0.200	Open market sale
(d)	Not applicable.
(e)	Not applicable.

Item 7.    Material to be Filed as Exhibits.

Exhibit 2.	Resolution of the Partners of Pinetree Resource Partnership.

Page 9 of 13 pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 29, 2010

PINETREE RESOURCE PARTNERSHIP

By: /s/ Gerry Feldman
Name: Gerry Feldman
Title: Authorized Signing Officer

PINETREE CAPITAL INVESTMENT CORP.

By: /s/ Gerry Feldman
Name: Gerry Feldman
Title: Chief Financial Officer

EMERALD CAPITAL CORP.

By: /s/ Sheldon Inwentash
Name: Sheldon Inwentash
Title: President

PINETREE CAPITAL LTD.

By: /s/ Gerry Feldman
Name: Gerry Feldman
Title: Corporate Development and Chief Financial Officer

/s/ Sheldon Inwentash
Sheldon Inwentash

Page 10 of 13 pages